Volaris and Frontier Airlines Sign Codeshare Agreement

This codeshare agreement is one of the first in history between two ultra-low-cost airlines.

Mexico City, Mexico. January 16, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America announces the signing of a codeshare agreement with U.S. ultra-low-cost carrier Frontier Airlines, Inc. (Frontier) – subject to approval by authorities in Mexico and the United States.

This agreement – one of the first ever between ultra-low-cost carriers – will open additional ultra-low fare travel options between Mexico and the United States. Volaris is excited to gain new access to cities in the U.S. not served by its network and Frontier is pleased to gain first-time access to new destinations in Mexico. With this codeshare, Volaris and Frontier will offer customers the ability to purchase the lowest fares across an extensive and well-served network.

“At Volaris we are thrilled to join Frontier as one of the first ultra-low-cost carriers to enter a codeshare agreement. We estimate that our partnership will add around 20 new destinations to our network and 80 new routes between both Mexico and the United States,” said Enrique Beltranena, Chief Executive Officer of Volaris. “Our goal is to unite families and friends on both sides of the border, and this new agreement with our partners at Frontier will allow us to expand the travel options for our audience while keeping fares low.”

Volaris currently serves 24 destinations in the U.S. and 40 in Mexico, of which 21 coincide with Frontier destinations in both countries. The codeshare agreement greatly enhances the potential for connecting itineraries.

“This agreement will allow us to expand upon our mission to deliver low fares and enable more people to fly,” said Barry Biffle, President and Chief Executive Officer of Frontier. “Many customers traveling between the U.S. and Mexico are forced to pay high fares to fly, and this agreement will provide lower fares to a vast majority of the U.S. and Mexico population. As the leading ultra-low-cost carrier in Mexico, Volaris is an ideal partner with which to align and we look forward to working together to deliver low fares to millions of people.”

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 174 and its fleet from four to 71 aircraft. Volaris offers more than 323 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

About Frontier:

Frontier Airlines is committed to offering ‘Low Fares Done Right’ to more than 80 destinations in the United States, Canada, Dominican Republic and Mexico on more than 320 daily flights. Headquartered in Denver, Frontier’s hard-working aviation professionals pride themselves in delivering the company’s signature Rocky Mountain hospitality to customers. Frontier Airlines is the proud recipient of the Federal Aviation Administration’s 2016 Diamond Award for maintenance excellence and was recently named the industry’s most fuel-efficient airline by The International Council on Clean Transportation (ICCT) as a result of superior technology and operational efficiencies.

Investor Relations contact: Andrés Pliego & Andrea González / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100